Filed pursuant to Rule 424(b)(3)
Registration No. 333-126595

TEKTRONIX, INC.

87,488 Shares of Common Stock

     Selling shareholders of Tektronix, Inc. described in this prospectus may sell shares of our common stock offered by this prospectus.

     The selling shareholders may sell shares of our common stock from time to time at market prices, in negotiated transactions or otherwise. The selling shareholders may sell the shares directly or through underwriters, brokers or dealers. The selling shareholders will pay commissions or discounts to underwriters, brokers or dealers in amounts to be negotiated prior to the sale. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. See “Plan of Distribution” on page 9 for more information on this topic.

     Our common stock is traded on the New York Stock Exchange under the symbol “TEK.” On July 25, 2005, the last sale price for our common stock as reported on the New York Stock Exchange was $ 24.83 per share.

     See “Risk Factors” on page 3 for a discussion of risks related to an investment in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. Neither we, nor any other person on our behalf, is making an offer to sell or soliciting an offer to buy any of the securities described in this prospectus in any state where the offer is not permitted by law. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. There may have been changes in our affairs since the date of the prospectus.

The date of this prospectus is July 25, 2005.

TEKTRONIX

     Tektronix, Inc. (“Tektronix” or the “Company”) manufactures, markets and services test, measurement and monitoring solutions to a wide variety of customers in many industries, including computing, communications, semiconductors, broadcast, education, government, military/aerospace, automotive and consumer electronics. Tektronix enables its customers to design, manufacture, deploy, monitor and service next-generation global communications networks, computing and advanced technologies. Its revenue is derived principally through the development and marketing of a broad range of products including: oscilloscopes; logic analyzers; signal sources; communication test equipment, including mobile protocol test equipment, wireless field test and spectrum analysis equipment; video test equipment; and related components, support services and accessories. Tektronix maintains operations in four major geographies: the Americas, including the United States and Other Americas, which include Mexico, Canada and South America; Europe, which includes Europe, the Middle East and Africa; the Pacific, including China, Southeast Asia and India; and Japan. Tektronix was incorporated in Oregon in 1946. The Company’s executive offices are located at 14200 SW Karl Braun Drive, Beaverton, Oregon 97077, and its telephone number is (503) 627-7111.

FORWARD LOOKING STATEMENTS

     Statements and information included in this Registration Statement on Form S-3 that are not purely historical are forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements included or incorporated by reference in this Registration Statement on Form S-3 include statements regarding Tektronix’ expectations, intentions, beliefs and strategies regarding the future, including sales, earnings per share, cost structure, market position, market growth opportunities and new products. The Company may make other forward-looking statements from time to time, including in press releases and public conference calls and webcasts. All forward-looking statements made by Tektronix are based on information available to Tektronix at the time the statements are made, and Tektronix assumes no obligation to update any forward-looking statements. It is important to note that actual results are subject to a number of risks and uncertainties that could cause actual results to differ materially from those included in such forward-looking statements. Some of these risks and uncertainties are discussed below in “Risk Factors.”

RISK FACTORS

     You should carefully consider the following risk factors and other information in or incorporated in this prospectus before deciding to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not known to us or that we now think are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

We compete in a highly cyclical market.

     Our business depends on capital expenditures of manufacturers in a wide range of industries, including the telecommunications, semiconductor, and computer industries. Each of these industries has historically been very cyclical and has experienced periodic downturns, which have had a material adverse impact on the industries’ demand for equipment and services manufactured and marketed by us. During periods of reduced and declining demand, we may need to rapidly align our cost structure with prevailing market conditions while at the same time motivate and retain key employees. Our pension plan obligations are affected by changes in market interest rates and the majority of plan assets are invested in publicly traded debt and equity securities, which are affect by market risks. Our net sales and operating results could be adversely affected by the reversal of any current trends or any future downturns or slowdowns in the rate of capital investment in these industries. In addition, the telecommunications industry has been going through a period of consolidation in which several major telecommunications operators have either merged with each other or been acquired. This consolidation activity may affect the overall level of capital expenditures made by these operators on test and measurement equipment, and may also affect the relative competitive position between us and our competitors in this market.

The industries we serve experience rapid changes in technology.

     We sell our products to customers that participate in rapidly changing high technology markets, which are characterized by short product life cycles. Our ability to deliver a timely flow of competitive new products and market acceptance of those products, as well as the ability to increase production or to develop and maintain effective sales channels, is essential to growing the business. Because we sell test, measurement and diagnostic products that enable our customers to develop new technologies, we must accurately anticipate the ever-evolving needs of those customers and deliver appropriate products and technologies at competitive prices to meet customer demands. Our ability to deliver those products could be affected by engineering or other development program delays as well as the availability of parts and supplies from third party providers on a timely basis and at reasonable prices. In addition, we face risks associated with bringing products into compliance with the “Restriction of Hazardous Substances” worldwide regulatory provisions, which include removing lead from current and future product designs. Failure to deliver competitive products in a timely manner and at a reasonable price could have an adverse effect on our results of operations, financial condition or cash flows.

     There are additional product risks associated with sales of the network monitoring products. Sales of these products are typically recognized upon the completion of system installation or customer acceptance. Changes or delays in the implementation or customer acceptance of our products could harm our financial results. Sales of our network monitoring products are made predominantly to a small number of large communications carriers and involve significant capital expenditures as well as lengthy sales cycles and implementation processes, which could harm our financial results. We rely upon software licensed from third parties such as Oracle Corporation, Cognos Incorporated and others. If we are unable to maintain these software licenses on commercially reasonable terms, our business, financial condition and results of operations could be harmed.

     In addition, we expect third party carrier spending for traditional networks to continue to decrease, which requires that we continue to develop products and applications for networks based on emerging next-generation wireless and packet-based technologies and standards. We may not successfully develop or acquire additional competitive products for these emerging technologies and standards.

     Further, we have included security features in some of the network monitoring products that are intended to protect the privacy and integrity of customer data. Despite the existence of these security features, these products may be vulnerable to breaches in security due to unknown defects in the security mechanisms, as well as vulnerabilities inherent in the operating system or hardware platform on which the product runs and/or the networks linked to that platform. Security vulnerabilities, regardless of origin, could jeopardize the security of information stored in and transmitted through the computer systems of our customers. Any security problem may require significant capital expenditures to solve and could materially harm our reputation and product acceptance.

Competition is intense, may intensify and could result in increased downward pricing pressure, reduced margins and the loss of market share.

     We compete with a number of companies in specialized areas of other test and measurement products and one large broad line measurement products supplier, Agilent Technologies. Other competitors include Acterna Corporation, Anritsu Corporation, Catapult Communications, LeCroy Corporation, Rohde & Schwarz, Yokogawa Electric Corporation and many other smaller companies. In general, the test and measurement industry is a highly competitive market based primarily on product performance, technology, customer service, product availability and price. Some of our competitors may have greater resources to apply to each of these factors and in some cases have built significant reputations with the customer base in each market in which we compete. We face pricing pressures that may have an adverse impact on our earnings. If we are unable to compete effectively on these and other factors, it could have a material adverse effect on our results of operations, financial condition or cash flows. In addition, we enjoy a leadership position in various core product categories, and continually develop and introduce new products designed to maintain that leadership, as well as to penetrate new markets. Failure to develop and introduce new products that maintain a leadership position or that fail to penetrate new markets may adversely affect operating results.

We obtain various key components from sole and limited source suppliers.

     Our manufacturing operations are dependent on the ability of suppliers to deliver high quality components, subassemblies and completed products in time to meet critical manufacturing and distribution schedules. We periodically experience constrained supply of component parts in some product lines as a result of strong demand in the industry for those parts. These constraints, if persistent, may adversely affect operating results until alternate sourcing can be developed. There is increased risk of supplier constraints in periods where we are increasing production volume to meet customer demands. Volatility in the prices of these component parts, an inability to secure enough components at reasonable prices to build new products in a timely manner in the quantities and configurations demanded or, conversely, a temporary oversupply of these parts, could adversely affect our future operating results. In addition, we use various sole source components that are integral to a variety of products. Disruption in key sole source suppliers could have a significant adverse effect on our results of operations.

A significant portion of our revenues have historically come from international customers, and, as a result, our business may be harmed by political and economic conditions in foreign markets and the challenges associated with operating internationally.

     We maintain operations in four major geographies: the Americas, including the United States, Mexico, Canada and South America; Europe, including Europe, Russia, the Middle East and Africa; the Pacific, including China, India, Korea and Singapore; and Japan. For the last fiscal year, more than half of our revenues were from international sales. In addition, some of our manufacturing operations and key suppliers are located in foreign countries, including China, where we expect to further expand our operations. As a result, the business is subject to the worldwide economic and market conditions risks generally associated with doing business globally, such as fluctuating exchange rates; the stability of international monetary conditions; tariff and trade policies; export license requirements and restrictions of the export of technology; import regulations; domestic and foreign tax policies; foreign governmental regulations; political unrest, wars and acts of terrorism; epidemic disease and other health concerns; and changes in other economic and political conditions. These factors, among others, could restrict or adversely affect our ability to sell in global markets, as well as our ability to manufacture products or procure supplies, and could subject us to additional costs. In addition, a significant downturn in the global economy or a particular region could adversely affect our results of operations, financial position or cash flows.

Our success depends on our ability to maintain and protect our intellectual property and the intellectual property licensed from others.

     As a technology-based company, our success depends on developing and protecting our intellectual property. We rely generally on patent, copyright, trademark and trade secret laws in the United States and abroad. Electronic equipment as complex as most of our products, however, is generally not patentable in its entirety. We also license intellectual property from third parties and rely on those parties to maintain and protect their technology. We cannot be certain that actions we take to establish and protect proprietary rights will be adequate, particularly in countries (including China) where intellectual property rights are not highly developed or protected. If we are unable to adequately protect our technology, or if we are unable to continue to obtain or maintain licenses for protected technology from third parties, it could have a material adverse effect on our results of operations, financial position or cash flows. From time to time in the usual course of business, we receive notices from third parties regarding intellectual property infringement or take action against others with regard to intellectual property rights. Even where we are successful in defending or pursuing infringement claims, we may incur significant costs. In the event of a successful claim against us, we could lose our rights to needed technology or be required to pay license fees for the infringed rights, either of which could have an adverse impact on our business.

We are subject to environmental regulations.

     We are subject to a variety of federal, state, local and foreign environmental regulations relating to the use, storage, discharge and disposal of our hazardous chemicals used during our manufacturing process. We have closed a licensed hazardous waste management facility at our Beaverton, Oregon campus and have entered into a consent order with the Oregon Department of Environmental Quality requiring certain remediation actions. If we fail to comply with the consent order or any present or future regulations, we could be subject to future liabilities or the suspension of production. In addition, environmental regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses to comply with environmental regulations.

Our stock price can be volatile.

     The price of our common stock may be subject to wide, rapid fluctuations. These fluctuations may be due to factors specific to us, such as changes in operating results or changes in analysts’ estimates regarding earnings. Fluctuations in the stock price may also be due to factors relating to the telecommunications, semiconductor, and computer industries or to the securities markets in general. Fluctuations in stock prices have often been unrelated to the operating performance of the specific companies whose stocks are traded. Shareholders should be willing to incur the risk of fluctuations in our stock price.

The integration of Inet Technologies, Inc. is subject to risks.

     On September 30, 2004 we acquired all of the outstanding common stock of Inet Technologies, Inc. We are continuing to integrate the operations of Inet into Tektronix. The successful integration of the Inet business is subject to a number of risk factors that could adversely affect our consolidated results of operations, financial condition and cash flows. These risks include the necessity of coordinating geographically separated organizations, integrating personnel with diverse business backgrounds, integrating Inet’s technology and products, combining different corporate cultures, retaining key employees, maintaining customer satisfaction and current bid processes, maintaining product development schedules, coordinating sales and marketing activities and preserving important distribution relationships, diversion of management’s attention with the consequent negative impact upon our execution of our overall strategy, and failure to realize expected cost savings and other synergies from the merger.

We face other risk factors.

     Other risk factors include but are not limited to changes in the mix of products sold, regulatory and tax legislation, changes in effective tax rates, inventory risks due to changes in market demand or our business strategies, potential litigation and claims arising in the normal course of business, credit risk of customers, the fact that a substantial portion of our sales are generated from orders received during each quarter, and significant modifications to existing information systems.

WHERE YOU CAN FIND MORE INFORMATION – INCORPORATION OF CERTAIN DOCUMENTS BY
REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. We have filed with the SEC a registration statement under the Securities Act for the common stock offered by this prospectus. For further information, you should refer to the registration statement and its exhibits. You can inspect and copy our reports, proxy statements, the registration statement and other information filed with the SEC at the offices of the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet Website at http://www.sec.gov/ where you can obtain some of our SEC filings. In addition, you can inspect our reports, proxy materials and other information at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY.

     The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and take the place of this information. We are incorporating by reference in this prospectus the following documents filed with the SEC under the Exchange Act:

•	Annual Report on Form 10-K for the year ended May 29, 2004

•	Quarterly Reports on Form 10-Q for the periods ended August 28, 2004, November 27, 2004 and February 26, 2005

•	Current Reports on Form 8-K dated as of March 18, 2005, May 5, 2005, May 12, 2005, and June 21, 2005

•	All other reports filed by us under Section 13(a) or 15(d) of the Exchange Act since May 29, 2004

•	The description of our common stock contained in our registration statements under the Exchange Act, including any amendment or report updating the description

     In addition, we incorporate by reference all documents we will file with the SEC in the future under Sections 13, 14 or 15(d) of the Exchange Act until the termination of this offering. We refer to these documents, and the documents listed above, in this prospectus as “incorporated documents.” The documents listed above or later filed by us under Section 13 or 14 of the Exchange Act before the filing of our Annual Report on Form 10-K for the current fiscal year with the SEC will not be considered incorporated documents or be incorporated by reference in this prospectus or be a part of this prospectus from and after filing of that Annual Report on Form 10-K. You should consider all incorporated documents a part of this prospectus.

     You may request, without charge, a copy of any incorporated document (excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document) by writing or telephoning us at our principal executive offices at the following address:

Tektronix, Inc.
14200 SW Karl Braun Drive
Beaverton, OR 97077
Attention: Corporate Secretary
Telephone: (503) 627-6803

USE OF PROCEEDS

     Tektronix will not receive any proceeds from the shares sold by the selling shareholders in this offering.

SELLING SHAREHOLDERS

     The following table sets forth information provided to us by the selling shareholders.

Amount of
common stock
	beneficially	Amount offered		Percentage of
	owned by	for selling	Shares	common stock
	shareholder	shareholder’s	beneficially	outstanding
	before	account by this	owned after	owned after
Name of selling shareholder	offering	prospectus	offering	offering
Dima Smolyansky	43,744	43,744	-0-	0%

Steven D. Corey	43,744	43,744	-0-	0%

     On June 6, 2005, Tektronix entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tektronix Analysis Software, Inc., TDA Systems, Inc. (“TDA”) and Dima Smolyansky and Steven D. Corey (each, a “Selling Shareholder” and collectively, the “Selling Shareholders”). The share numbers represent shares of Tektronix common stock received by the Selling Shareholders in connection with the merger contemplated by the Merger Agreement. According to information provided by the Selling Shareholders, each of the Selling Shareholders has sole voting and dispositive power as to his shares.

     Tektronix prepared this table based on the information supplied to it by the Selling Shareholders named in the table.

     The Selling Shareholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares since the dates as of which the information in the above table was supplied to Tektronix. Information about the Selling Shareholders may change over time. Any changed information will be set forth in prospectus supplements, if required.

     Because the Selling Shareholders may offer all or some of their shares from time to time, Tektronix cannot estimate the amount of shares of common stock that will be held by the Selling Shareholders upon the termination of any particular offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

     We are registering shares of common stock on behalf of the Selling Shareholders. “Selling Shareholders” includes donees, pledges, transferees or successors-in-interest selling securities received from a named Selling Shareholder as a gift, pledge or other non-sale related transfer after the date of this prospectus. All costs, expenses and fees (other than underwriting discounts, commissions or fees attributable to the sale of the shares or any counsel, accountants or other persons retained or employed by the Selling Shareholders) in connection with the registration of the shares of common stock offered by this prospectus will be borne by Tektronix. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Shareholders. Sales of shares may be effected by the Selling Shareholders from time to time in one or more types of transactions, including block transactions

•	on the New York Stock Exchange,

•	in the over-the-counter market,

•	in negotiated transactions,

•	through put or call options transactions relating to the shares, and

•	through short sales of shares,

or a combination of these methods of sale or through any lawful manner, at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. The Selling Shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Shareholders.

     The Selling Shareholders may sell shares directly to purchasers or to or through underwriters or broker-dealers, who may act as agents or principals. The underwriters or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of shares for whom the underwriters or broker-dealers may act as agents or to whom they sell as principal, or both. The amount and form of compensation for these services will be determined by the Selling Shareholders and the purchaser or purchasers, and may be in excess of customary commissions.

     The Selling Shareholders and any underwriters or broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by these underwriters or broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Shareholders may agree to indemnify any underwriter, agent, or broker-dealer that participates in transactions involving sales of the shares against specified liabilities, including liabilities arising under the Securities Act.

     Because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. Tektronix has informed the Selling Shareholders that the anti-manipulative provisions of Regulation M of the Exchange Act may apply to their sales in the market.

     The Selling Shareholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

     If the Selling Shareholders notify us of any material arrangement entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act, disclosing

•	the name of each such Selling Shareholder and of the participating underwriter or broker-dealer;

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the underwriter or, broker-dealer; and

•	other facts material to the transaction.

     In addition, if we are notified by a Selling Shareholder that donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

EXPERTS

     The consolidated financial statements and the related financial statement schedule of Tektronix, Inc. and subsidiaries incorporated in this prospectus by reference from Tektronix’s Annual Report on Form 10-K for the year ended May 29, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.